UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38309

AGM Group Holdings Inc

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 28, 2026, at 9:00 a.m. Eastern Time, AGM Group Holdings Inc. (the “Company”) held a meeting of shareholders (the “Meeting”) virtually via a video conference call. Holders of 17,960,150 class A ordinary shares of the Company, par value US$0.05 per share (the “Class A Ordinary Shares”) and 1,200,000 class B ordinary shares of the Company, par value US$0.05 per share (the “Class B Ordinary Shares”) were present virtually or represented by proxy at the Meeting, representing approximately 77.73% and 100% of the total Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, respectively, as of the record date of October 15, 2026. These shares represented an aggregate of 23,960,150 votes, or approximately 82.32% of the total voting power of the issued and outstanding shares of the Company, and therefore constituted a quorum. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to five votes. The Class A Ordinary Shares and Class B Ordinary Shares voted together as a single class. The final voting results for each proposal are set forth below.

1. As a resolution of shareholders, to approve the repurchase by the Company of 1,200,000 class B ordinary shares, par value US$0.05 per share, held by Mr. Bo Zhu, for an aggregate purchase price of US$8,000,000 (equivalent to approximately US$6.67 per share), and the related share repurchase agreement (the “Share Repurchase Agreement”), including the cancellation of such shares upon completion of the repurchase, and the related matters as set forth in the notice of the Meeting.

FOR	AGAINST	ABSTAIN
23,561,878	388,708	9,564

Accordingly, the proposed resolution was duly approved by the shareholders of the Company.

2. As a resolution of shareholders, to authorize each director or officer of the Company to take any and all actions necessary, appropriate or desirable, to give effect to the foregoing resolution.

FOR	AGAINST	ABSTAIN
23,660,642	288,919	10,589

Accordingly, the proposed resolution was duly approved by the shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026	AGM Group Holdings Inc.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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